                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 11-K



               [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 1999


                                       OR


             [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934



               For the transition period from _______ to ________


                         Commission file number: 1-1511



                            FEDERAL-MOGUL CORPORATION
                    SALARIED EMPLOYEES' INVESTMENT PROGRAM
                           26555 Northwestern Highway
                           Southfield, Michigan 48034



          The Plan holds shares of common stock (without par value) of Federal-Mogul Corporation (see address above).

                         REPORT OF INDEPENDENT AUDITORS


Retirement Programs Committee
Federal-Mogul Corporation

We have audited the accompanying statements of net assets available for plan benefits of the Federal-Mogul Corporation Salaried Employees' Investment Program as of December 31, 1999 and 1998, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1999 and 1998, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets held for investment purposes at end of year as of December 31, 1999 is presented for purposes of additional analysis and is not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.



/s/ Ernst & Young LLP

Detroit, MI
June 26, 2000

FEDERAL-MOGUL CORPORATION
STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
SALARIED EMPLOYEES' INVESTMENT PROGRAM

                                                             December 31
                                                        1999             1998
                                                    ------------     ------------
Assets
Investments in master trust (See Note 7)             356,206,795      170,651,321
Federal-Mogul Corporation (FMC) Preferred Stock       48,637,362       99,271,347
Participant loans receivable                           2,643,133        2,966,595
Contribution receivable from FMC                            --          4,077,310
                                                    ------------     ------------

Total Assets                                         407,487,290      276,966,573

Liabilities
Accrued Expenses                                          11,463             --
Advance from FMC                                         142,481             --
Forfeited accounts owed to FMC (See Note 3)               30,827           18,945
Senior ESOP Notes (See Note 6)                         7,879,941       15,149,303
                                                    ------------     ------------

Total Liabilities                                      8,064,712       15,168,248
                                                    ------------     ------------

NET ASSETS AVAILABLE FOR PLAN BENEFITS              $399,422,578     $261,798,325
                                                    ============     ============



See notes to financial statements

FEDERAL-MOGUL CORPORATION
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
SALARIED EMPLOYEES' INVESTMENT PROGRAM

                                                                            December 31
                                                                       1999               1998
                                                                  -------------      -------------
Additions
Dividends and Interest                                            $  16,152,835      $   8,385,269
Contributions:
  Participants                                                       16,868,381          9,660,804
  Federal-Mogul Corporation                                           7,560,250          4,838,064
                                                                  -------------      -------------

                                              Total Additions        40,581,466         22,884,137

Deductions
Benefits paid to participants                                        21,133,034         16,948,724
Portion of Company Match Account forfeited upon
  withdrawal of members (see Note 3)                                    273,876            328,539
Interest expense                                                        973,485          1,472,507
                                                                  -------------      -------------

                                             Total Deductions        22,380,395         18,749,770

Transfers from another FMC investment program                       200,154,661             54,737

Net unrealized appreciation/(depreciation) in fair value of
  investments (See Note 7)                                          (80,731,479)        58,603,632
                                                                  -------------      -------------

                                                 Net increase       137,624,253         62,792,736

Net assets available for plan benefits at beginning of year         261,798,325        199,005,589
                                                                  -------------      -------------

NET ASSETS AVAILABLE FOR PLAN BENEFITS                            $ 399,422,578      $ 261,798,325
                                                                  =============      =============



See notes to financial statements

                            FEDERAL-MOGUL CORPORATION
                     SALARIED EMPLOYEES' INVESTMENT PROGRAM

                          NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 1999 AND 1998


1.       DESCRIPTION OF THE PLAN

The following description of the Federal-Mogul Corporation Salaried Employees' Investment Program (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

During 1999 and 1998, the Plan received assets transferred from other investment programs of Federal-Mogul Corporation (the "Company")

GENERAL

The Plan is a defined contribution plan which provides eligible salaried employees of the Company with a program for making voluntary pretax and after-tax contributions. Substantially all salaried employees of the Company and subsidiaries are eligible to participate in the Plan. It is subject to the provisions of the Employee Retirement Income Security Act (ERISA).

MASTER TRUST AND ESOP TRUST

The Plan invests participant directed contributions in a master trust. The Plan's assets are administered under the terms of the master trust agreement (the "Master Trust") between the Company, and State Street Bank (the "Trustee") and Comerica Bank (the "ESOP Trustee"). The agreements provide, among other things, that the Trustee and ESOP Trustee safekeep all investments, and keep account for all investments, receipts, and disbursements, benefit payments, and other transactions.

CONTRIBUTIONS & VESTING

Participants are immediately vested in their contributions plus actual earnings thereon. Company matching contributions are made with Company Series C convertible preferred stock or common stock. Vesting in the Company's matching contribution portion of their accounts plus actual earnings thereon is based on years of continuous service, as follows:

1.        Company Match
          (% of participant contribution)                   50%

2.        Matching Amount
          (% of participant compensation)                    8%

3.        Maximum Contribution
          (% of participant compensation)                   20%

4.        Vesting Percent
            Years of Service
                 1                                           0%
                 2                                          25%
                 3                                          50%
                 4                                          75%
                 5                                         100%

5.        Eligibility to Participate
            Eligibility for employee to contribute    Immediate
            Eligibility for company match             Immediate

Full vesting also occurs upon death, disability, or retirement at designated ages. In addition, special-vesting provisions will become effective if the Plan is determined to be "top-heavy," pursuant to the Internal Revenue Code.

PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's contribution and allocations of the (a) the Company's contribution and (b) Plan earnings, and charged with an allocation of certain administrative expenses. These administrative expenses paid by participants are netted against the net asset value of the investment fund. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

FORFEITURES

Shares of Federal-Mogul Corporation common stock which are not vested at the time of a participant's withdrawal from the Plan are forfeited and are applied as a reduction of required Company contributions.

Shares of Federal-Mogul Corporation Series C 7-1/2% convertible preferred stock which are not vested at the time of a participant's withdrawal from the Plan become available for allocation to other Plan participants.

If the individual is re-employed within 60 months of his/her severance of employment and repays the full amount previously distributed to him/her from the Company contribution account and otherwise qualifies for reinstatement in the Plan, the amount of the forfeiture is re-credited to his/her account in the reinstatement year.

INVESTMENT OPTIONS

The Plan provides for eight investment options which includes a stable value fund, a bond fund, a large cap equity fund, a mid cap equity fund, a small cap equity fund, an international fund, a brokerage account and common stock of the Company.

PARTICIPANT LOANS RECEIVABLE

The Plan allows participants to borrow from their account upon written request and certain plan conditions. The maximum amount of a participant's borrowings shall not exceed $50,000 over a 12 month period and is limited to the lower of 50% of the participant's vested account balance or 90% of the participant's employee contribution accounts. No borrowings shall be given for amounts under $1,000. Loans for the purchase of a primary residence can be for a 15-year duration. All other borrowings shall be paid back in equal payments through payroll deductions not to exceed four-and-one-half years.

PAYMENT OF BENEFITS / WITHDRAWALS

In the event of retirement (as defined by the Plan agreement), death, permanent disability, termination of employment, (as defined by the Plan agreement), or attainment of age 59 1/2, the vested balances in the participant's accounts will be distributed to the participant or the participant's beneficiary in either a lump-sum distribution, an annual or more frequent installment.

2.       SIGNIFICANT ACCOUNT POLICIES

BASIS OF ACCOUNTING

The financial statements of the Plan are prepared under the accrual method of accounting.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan's management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

INVESTMENT VALUATION AND INCOME RECOGNITION

Investments in Federal-Mogul Corporation common stock, the Bond Fund, the Large Cap Equity Fund, the Mid Cap Equity Fund, the Small Cap Equity Fund, the International Fund, and the Brokerage Account are valued at quoted market prices. Federal-Mogul Corporation Series C 7-1/2% convertible preferred stock is allocated at the stated value of $63.75 per share and is convertible into two shares of Federal-Mogul Corporation common stock upon withdrawal from the Plan. The Preferred Stock Fund is valued at $63.75 or twice the quoted market value of Federal-Mogul Corporation common stock, whichever is greater. The Stable Value Fund is valued at fair market value as estimated by LaSalle National Trust. The Stable Value Fund value represents contributions plus interest, less administrative expenses.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

PAYMENT OF BENEFITS

Benefits are recorded when paid.

RECLASSIFICATIONS

Certain amounts in the 1998 financial statements have been reclassified to conform to the 1999 presentation.

3.       PARTY-IN-INTEREST TRANSACTIONS

During the years ended December 31, 1999 and December 31, 1998, the Master Trust purchased 1,443,654 and 206,232 shares of common stock of Federal-Mogul Corporation for a total cost of $43,585,601 and $11,179,982 respectively.

Fees incurred for legal, accounting and other services rendered by parties-in-interest were based on customary and reasonable rates for such services and were paid by the Company on behalf of the Plan. Forfeited shares which have not been applied as a reduction of contributions at year-end are reflected as a liability to the Company and will be applied to reduce future Company contributions.

4.       PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right, under the Plan, to discontinue its contributions at any time and terminate the Plan, subject to the provisions of ERISA. In the event the Plan is terminated or partially terminated, the Company shall determine the share of each participant affected thereby and all accounts shall fully vest. The Funds shall then be distributed to the member and no portion of the funds shall be returned to the Company.

5.       INCOME TAX STATUS

The Internal Revenue Service has ruled favorably on the Plan as of October 25, 1996 that the Plan qualifies under section 401 (a) of the Internal Revenue Code
(IRC) and the related trust therefore, is not subject to tax under present income tax laws. The Plan is required to operate in conformity with the IRC and the Employee Retirement Income Security Act of 1974 to maintain its qualification. The Company is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.

6.       SENIOR ESOP NOTES

The Employee Stock Ownership Trust issued $61,750,000 of Senior ESOP Notes in a private placement on February 15, 1989. The notes are payable in semi-annual installments through December 21, 2000, including interest at 6.63%. The preferred stock in the Exempt Loan Fund is pledged against repayment of debt. Stock is released proportionately as principal and interest payments are made. The notes are guaranteed by the Company.

7.  INVESTMENTS IN MASTER TRUST & ESOP TRUST

Certain of the Plan's investments are held by the Master Trust administered by the Trustee.

At December 31, 1999 and 1998, the Plan holds a 65% and a 81% share, respectively, of the consolidated master trust.

The fair value of net assets of the Trust at December 31, 1999 and December 31, 1998 were as follows:


                                                    December 31, 1999      December 31, 1998
                                                   -------------------    -------------------
Investments:
Stable Value Fund                                     $166,565,765          $ 40,901,369
Bond Fund                                               40,420,469             8,934,232
Large Cap Equity Fund                                  192,112,508            47,329,310
Mid Cap Equity Fund                                      9,891,731            20,717,520
Small Cap Equity Fund                                   30,522,675                  --
International Fund                                      17,081,362             6,499,520
Brokerage Account                                        1,753,017                  --
Federal-Mogul Common Stock Fund*                        56,713,676            84,316,050
Cooper Common Stock Fund                                26,926,944                  --
Cooper Cameron Stock Fund                                1,430,827                  --
Loan Fund                                                6,309,030                  --
                                                      ------------          ------------
           Total Investments                           549,728,004           208,698,001

Receivable from FMC                                           --                 511,180
Cash Equivalents, including accrued interest                  --                 304,995
Participant loans receivable                             5,546,787                  --
                                                      ------------          ------------
           Total Assets                                555,274,791           209,514,176

Forfeited accounts owed to  FMC                            108,777               110,054
Accrued Expenses                                            17,635                  --
                                                      ------------          ------------
           Total Liabilities                               126,412               110,054
                                                      ------------          ------------

NET ASSETS OF THE MASTER TRUST                        $555,148,379          $209,404,122
                                                      ============          ============

* non-participant directed


The Company's Series C 7 1/2% convertible preferred stock, financed through a leveraged Employee Stock Ownership Plan is held by the ESOP Trust, administered by the ESOP Trustee. These assets represent investments in excess of 5% or more of the fair value of net assets available for benefits at December 31, 1999 and December 31, 1998:

                                                       December 31, 1999
                                                -------------------------------

Preferred Stock:
    Federal-Mogul Corporation                      762,939 shares $48,637,362


                                                       December 31, 1998
                                                -------------------------------
Preferred Stock:
    Federal-Mogul Corporation                      834,213 shares $99,271,347

7.     INVESTMENTS IN MASTER TRUST & ESOP TRUST (CONTINUED)

During the year ended December 31, 1999 and December 1998 the Master Trust had investment income amounting to $19,484,720 and $5,384,652, respectively, and had realized and unrealized depreciation and appreciation in the fair value of investments of ($45,152,207) and $33,939,645 respectively as follows:

                                                             Net Realized and
                                                                Unrealized
                                                               Appreciation
                                         Net Investment       (Depreciation) in
                                         Income During        Fair Value During
                                            Period                Period
                                         --------------     -------------------

Year Ended December 31, 1999
-------------------------------
Stable Value Fund                        $  3,519,893           $       --
Bond Fund                                     525,602                666,306
Large Cap Equity Fund                       6,936,253             11,612,073
Mid Cap Equity Fund                           157,266                984,078
Small Cap Equity Fund                       3,788,264              2,089,255
International Fund                            568,724              3,295,700
Brokerage Account                             405,364                   --
Federal Mogul Common Stock Fund             2,467,194            (61,195,526)
Cooper Common Stock Fund                      220,151             (2,940,791)
Cooper Cameron Stock Fund                         461                336,698
Loan Fund                                     895,548                   --
                                         ------------           ------------
                                         $ 19,484,720           $(45,152,207)

Year Ended December 31, 1998
-------------------------------


Stable Value Fund                        $  2,203,445           $       --
Bond Fund                                     250,989                250,802
Large Cap Equity Fund                       1,808,627              2,817,610
Mid Cap Equity Fund                           719,194                674,085
International Fund                            209,720                436,003
Federal Mogul Common Stock Fund               192,677             29,761,145
                                         ------------           ------------
                                         $  5,384,652           $ 33,939,645

7.     INVESTMENTS IN MASTER TRUST & ESOP TRUST (CONTINUED)

The changes in the fair value of net assets of the consolidated master trust for the years ended December 31, 1999 and December 31, 1998 as summarized as follows:

                                                                               December 31,           December 31,
                                                                                   1999                    1998
                                                                              -------------           -------------
Additions:
   Dividends/interest income                                                  $  19,484,720           $   5,384,652
   Contributions from participating employees                                    25,412,255              14,462,175
   Contributions from Federal-Mogul Corporation                                   6,844,589               1,400,610
                                                                              -------------           -------------

                                                    Total Additions              51,741,564              21,247,437
Deductions:
   Members' accounts distributed
   upon withdrawal                                                               20,331,070              19,235,493
   Portion of company match
   account forfeited upon
   withdrawal of members                                                             69,809                  69,572
                                                                              -------------           -------------

                                                   Total Deductions              20,400,879              19,305,065

Net appreciation/(depreciation) in market value of investments                  (45,152,207)             33,939,645
Net member transfers from master trust                                          359,555,779                 290,496
                                                                              -------------           -------------

                                             NET INCREASE/(DECREASE)            345,744,257              36,172,513

Net assets available for plan benefits at beginning of period                   209,404,122             173,231,609
                                                                              -------------           -------------

NET ASSETS OF THE MASTER TRUST AT END OF PERIOD                               $ 555,148,379           $ 209,404,122
                                                                              =============           =============


8.    RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                                                           December 31, 1999        December 31, 1998
                                                                          -------------------      -------------------
Net assets available for benefits per the financial statements               $ 399,422,578           $ 261,798,325
Amounts allocated to withdrawing participants                                   (3,959,576)            (12,151,209)
                                                                             -------------           -------------

Net assets available for plan benefits per the Form 5500                     $ 395,463,002           $ 249,647,116
                                                                             =============           =============

Amounts allocated to withdrawing participants by fund option is as follows:

                                                                           December 31, 1999        December 31, 1998
                                                                          -------------------      -------------------
ESOP: Allocated Federal-Mogul preferred stock                                $   3,959,576           $  12,151,209
                                                                             =============           =============

The following is a reconciliation of benefits per the financial statements to the Form 5500:

                                                                                 Period ended
                                                                               December 31, 1999
                                                                              -------------------
Benefits paid to participants per financial statements                            $ 21,123,102
Add: Amounts allocated to withdrawing participants at December 31, 1999              3,959,576
Less: Amounts allocated to withdrawing participants at December 31, 1998           (12,151,209)
                                                                                  ------------

Benefits paid to participants per Form 5500                                       $ 12,931,469
                                                                                  ============

                                                                                 Period ended
                                                                               December 31, 1998
                                                                               -----------------
Benefits paid to participants per financial statements                            $ 16,948,724
Add: Amounts allocated to withdrawing participants at December 31, 1998             12,151,209
Less: Amounts allocated to withdrawing participants at December 31, 1997            (4,155,193)
                                                                                  ------------

Benefits paid to participants per Form 5500                                       $ 24,944,740
                                                                                  ============

9. NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

                                                                      December 31, 1999
                                                      -----------------------------------------------------
                                                      Federal-Mogul       Federal-Mogul
                                                      Common Stock        Preferred Stock     Exempt Loan
                                                          Fund                 Fund               Fund
                                                      -----------------------------------------------------
Investments at market value
   Federal-Mogul Common Stock                         $ 42,761,680
   Federal-Mogul Preferred Stock:
       Allocated to participants                                          $ 32,649,372
       Unallocated                                                                           $ 15,987,990
                                                      ----------------------------------------------------
Total Investments                                       42,761,680          32,649,372         15,987,990

Cash equivalents
Interfund Receivable/(payable)                             196,378          10,702,796        (10,702,796)
                                                      ----------------------------------------------------
                                         Total Assets   42,958,058          43,352,168          5,285,194

Liabilities
Advance from FMC                                                                                  142,481
Forfeited accounts owed to FMC                              24,203
Senior ESOP Notes                                                                               7,879,941
                                                      ----------------------------------------------------
                                    Total Liabilities       24,203                   -          8,022,422
                                                      ----------------------------------------------------
Net Assets Available for Plan Benefits                $ 42,933,855        $ 43,352,168       $ (2,737,228)
                                                      ====================================================



                                                                      December 31, 1998
                                                      -----------------------------------------------------
                                                      Federal-Mogul       Federal-Mogul
                                                      Common Stock        Preferred Stock     Exempt Loan
                                                          Fund                 Fund               Fund
                                                      -----------------------------------------------------
Assets
Investments at market value
   Federal-Mogul Common Stock                         $ 64,856,413                               $ 37,128
   Federal-Mogul Preferred Stock:
       Allocated to participants                                          $ 69,427,099
       Unallocated                                                                             29,844,248
                                                      ----------------------------------------------------
Total Investments                                       64,856,413          69,427,099         29,881,376

Cash equivalents                                            62,005                                292,884
Receivable from FMC                                                                             4,077,310
Interfund Receivable/(payable)                                               9,977,674         (9,977,674)
                                                      ----------------------------------------------------
                                         Total Assets   64,918,418          79,404,773         24,273,896

Liabilities
Forfeited accounts owed to FMC                              18,940
Senior ESOP Notes                                                                              15,149,303
                                                      ----------------------------------------------------
                                    Total Liabilities       18,940                   -         15,149,303
                                                      ----------------------------------------------------
Net Assets (Deficit) Available for Plan Benefits      $ 64,899,478        $ 79,404,773        $ 9,124,593
                                                      ====================================================

Changes in Net Assets:

                                                              For the year ended December 31, 1999
                                                      -----------------------------------------------------
                                                      Federal-Mogul       Federal-Mogul
                                                      Common Stock        Preferred Stock     Exempt Loan
                                                          Fund                 Fund               Fund
                                                      -----------------------------------------------------

Additions
Investment income                                     $ 1,946,795                            $ 3,487,767
Contributions                                           4,985,483                              4,791,172

Deductions
Withdrawals                                            (2,651,191)       $ (5,112,092)
Forfeitures                                               (16,561)           (239,147)
Interest expense                                                                                (973,485)
Net appreciation/(depreciation)                       (48,288,815)        (35,837,704)       (14,030,937)
Net member transfers between funds                     13,431,203           5,136,338         (5,136,338)
Transfers from another FMC investment program           8,627,463
                                                      ---------------------------------------------------
                                                      (21,965,623)        (36,052,605)       (11,861,821)

                            FEDERAL-MOGUL CORPORATION
                     Salaried Employees' Investment Program
                                 EIN: 38-0533580
                               Schedule H, Line 4i

         SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR

                                DECEMBER 31, 1999

The following is a Schedule of Assets Held for Investment outside of the Master
Trust:

  Identity of Issue, Borrower,    Description of Investment including Maturity Date,    Historical Cost     Current Value
    Lessor or Similar Party          Interest, Collateral, Par or Maturity Value
----------------------------------------------------------------------------------------------------------------------------

Common Stock:
   Federal-Mogul Corporation     624 shares - par value $5.00 per share                  $     12,741      $     12,558

Preferred Stock:
   Federal-Mogul Corporation     762,939 shares - stated value $63.75 per share            48,637,362        48,637,362

Participant Loans Receivable     9.25% (average interest rate)                              2,643,133         2,643,133
                                                                                         ------------------------------

                                                                                         $ 51,293,236      $ 51,293,053
                                                                                         ==============================

There were no investment assets reportable as acquired and disposed of during the year.

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, The Federal-Mogul Corporation Salaried Employees' Investment Program has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                  FEDERAL-MOGUL CORPORATION
                                  SALARIED EMPLOYEES' INVESTMENT PROGRAM





                                  By: /s/ James Zamoyski
                                      --------------------------------
                                       James Zamoyski
                                       Retirement Programs Committee










Dated: June 27, 2000

EXHIBIT INDEX

Exhibit Number                           Document
--------------                           --------
      23 Consent of Ernst & Young (filed herewith and incorporated herein by reference)